December 28, 2009
H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Eagle Rock Energy Partners, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 13, 2009
Form 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
Filed May 8, 2009 and August 10, 2009
File No. 1-33016
Dear Mr. Schwall:
     Thank you for the verbal comments received in a phone call with our outside counsel and Doug Brown of your office on December 14, 2009. I have set forth each verbal comment below and have included specific responses following each comment.
1.	Please include the Tandy Letter representations with your response.

Response:

See below.

2.	We are re-presenting Comment 6 from our letter dated October 30, 2009 and ask for additional information to support a claim of competitive harm in publishing the specific payout hurdles relating to the “tier” incentive interests at Eagle Rock Holdings, L.P. For purposes of completeness, prior Comment 6 is presented below in its entirety:

Long-Term Incentives, page 142

6. We note that the payout hurdles related to your long-term incentive units are “considered confidential performance targets of Holdings and because of the proprietary and competitive nature of the Holdings structure to NGP, we have been asked by NGP not to disclose these performance targets....” Please verify and provide information

H. Roger Schwall
Securities and Exchange Commission
December 28, 2009
regarding any pending request for confidential treatment with regard to the payout hurdles. To the extent you are relying on your belief that disclosing the payout hurdles would result in competitive harm such that the payout hurdles could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. If disclosure of quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. See Instruction 4 to Item 402(b) of Regulation S-K.

Response:
     We note your comment and have discussed the impact of disclosing these payout hurdles with representatives of NGP. In light of the changing times with respect to executive compensation and the desire for more transparency on the part of public companies, NGP has given us approval to disclose the payout hurdles at Holdings in our future filings that include a Compensation Disclosure and Analysis. The future disclosure will be similar to the disclosure below, which is a paragraph from our annual report on Form 10-K for the year ended December 31, 2008, copied from page 147, marked to show the types of changes we would make in such future filing, assuming similar disclosure is made in such future filing, to comply.
As mentioned above, although it has no discretion in granting any awards at the Holdings level, the Compensation Committee does review prior discretionary grants made by the Holdings Board to our named executive officers. As of January 1, 2008, Mr. Garcia and certain other executive officers held direct, non-incentive equity ownership in Holdings based on prior capital contributions which were made at the time of initial employment, and all of the named executive officers had been granted incentive interests in Holdings in the form of various “tier” units. The incentive units were intended to create incentives for the management of the private company to reach certain pre-determined payout goals. These payout goals ~~are confidential and~~ were set by NGP in negotiations with the limited partners of Holdings. The incentive interests, which consist of several “tiers” of incentive interests, represent an interest in the future profits of Holdings and are intended to be treated as “profits interests” for federal income tax purposes. The incentive interests are subject both to time-vesting requirements and to meeting payout hurdles defined as cumulative cash payout amounts distributed to equity owners of Holdings within a certain time period. ~~Because these time-vesting requirements and payout hurdles are considered confidential performance targets of Holdings and because of the proprietary and competitive nature of the Holdings structure to NGP, we have been asked by NGP not to disclose these performance targets in this Annual Report on Form 10-K.~~ The first of these incentive tiers has met its payout goal and is therefore participating ratably in distributions from Holdings. Tier I incentive interests issued prior to January of 2006 are no longer subject to forfeiture; however, Tier I incentive interests issued on or after January 1, 2006 continue to be subject to forfeiture. The payout hurdles for the remaining “tier” incentive interests are as follows: (1) the Tier II payout hurdle is the date on which NGP has received two and one half times its cumulative capital contributions to Holdings (approximately $[include number]) as long as the date is before December 5, 2012; and (2) the Tier III payout hurdle is the date on which NGP has received three and one half times its cumulative capital contributions to Holdings (approximately $[include number]) as long as the date is before December 5, 2012. Based on the current rate of our distributions, which were reduced during 2009, the likelihood of the Tier II and Tier III incentive interests reaching payout is very low.
     Because we believe that the portion of executive compensation represented by the granting of the “tier” incentive units is a relatively minor portion of each named executive’s overall compensation in 2008 and because we plan to disclose the target

H. Roger Schwall
Securities and Exchange Commission
December 28, 2009
hurdles in future filings that contain a Compensation Disclosure and Analysis, we respectfully request that compliance with the original Comment 6 (current Comment 2) apply to future filings only and not result in filing an amendment to our annual report on Form 10-K for the year ended December 31, 2008.
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     Finally, we acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We also understand that the Division of Enforcement has access to all information that we provide to the staff of the Division of Corporation Finance in your review of our filings and in response to your comments.
     We appreciate your comments and your prompt attention to our responses. If you have any questions or further comments, please contact our counsel, Thomas R. Lamme at (713) 951-5864.

Very truly yours,
/s/ Charles Boettcher

Charles Boettcher Senior Vice President and General Counsel